UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES COMMENCEMENT OF CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – March 15, 2018 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces the commencement of offers by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) to purchase for cash PGF’s notes of the series set forth in the table below for an aggregate purchase price, excluding accrued and unpaid interest, of up to US$4.0 billion (all such notes, collectively, the “Notes” and each a “series” of Notes), subject to the “Acceptance Priority Level” of such series of Notes and subject to proration (the “Tender Offers”). The Tender Offers are conditioned upon certain customary offering conditions.

The following table sets forth the series of Notes subject to the Tender Offers and the consideration payable for Notes accepted for purchase in the Tender Offers.

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Acceptance Priority Level	Tender Offer Consideration(2)	Early Tender Premium(2)	Total Consideration(2)(3)
Floating Rate Global Notes due March 2020	71647N AL3 / US71647NAL38	US$181,695,000	1	US$1,020.00	US$30.00	US$1,050.00
3.750% Global Notes due January 2021	N/A / XS0982711987	€750,000,000	2	€1,047.50	€30.00	€1,077.50
5.375% Global Notes due January 2021	71645W AR2 / US71645WAR25	US$2,712,805,000	3	US$1,022.50	US$30.00	US$1,052.50
8.375% Global Notes due May 2021	71647N AP4 / US71647NAP42	US$2,844,529,000	4	US$1,113.75	US$30.00	US$1,143.75
6.125% Global Notes due January 2022	71647N AR0 / US71647NAR08	US$3,000,000,000	5	US$1,046.25	US$30.00	US$1,076.25
4.375% Global Notes due May 2023	71647N AF6 / US71647NAF69	US$3,500,000,000	6	US$966.25	US$30.00	US$996.25

(1)	As of the date hereof, including Notes held by Petrobras or its affiliates.
(2)	Per US$1,000 or €1,000, as applicable.
(3)	Includes the Early Tender Premium.

The Tender Offers will expire at 11:59 p.m., New York City time, on April 11, 2018 unless earlier terminated or extended by PGF (such time and date, as they may be extended, the “Expiration Date”). Notes tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on March 28, 2018, unless extended, but not thereafter. Holders of Notes of any series that are validly tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on March 28, 2018, unless extended (such time and date, as they may be extended, the “Early Tender Date”) and accepted for purchase will be eligible to receive the total consideration indicated in the table above with respect to such series of Notes (the “Total Consideration”), which includes an early tender premium in the amount indicated in the table above (the “Early Tender Premium”). Holders of Notes of any series that are validly tendered after the Early Tender Date but on or before the Expiration Date and accepted for purchase will receive only the applicable tender offer consideration, which is equal to the Total Consideration applicable to that series of Notes minus the applicable Early Tender Premium (the “Tender Offer Consideration”). In addition to the Total Consideration and the Tender Offer Consideration, as applicable, holders whose Notes are purchased in the Tender Offers will also receive accrued interest consisting of accrued and unpaid interest from, and including, the last interest payment date for the Notes of any series to, but not including, the applicable settlement date.

Subject to the terms and conditions of the Tender Offers, if the purchase of all Notes validly tendered in the Tender Offers would cause PGF to purchase an aggregate principal amount of Notes that would result in an aggregate amount in cash to be paid to holders, excluding accrued and unpaid interest, in excess of

US$4.0 billion (the “Tender Cap”), then only an aggregate principal amount of Notes that results in the payment of an aggregate amount to holders not in excess of the Tender Cap will be accepted in the Tender Offers. PGF will pro rate the Notes accepted in the Tender Offers pursuant to the acceptance priority procedures described in the offer to purchase dated March 15, 2018 (as may be amended or supplemented from time to time, the “Offer to Purchase”). PGF may, in its sole discretion and subject to applicable law, increase the Tender Cap.

In determining the amount of Notes purchased against the Tender Cap and available for purchases pursuant to the Tender Offers, the aggregate U.S. dollar-equivalent principal amount of Notes denominated in Euros shall be calculated at the applicable exchange rate, as of 2:00 p.m., New York City time, on the business day prior to the date on which we accept for purchase Notes validly tendered at or prior to the Early Tender Date or the Expiration Date, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD,” (or, if such screen is unavailable, a generally recognized source for currency quotations selected by the dealer managers with quotes as of a time as close as reasonably possible to the aforementioned).

The Tender Offers are being made pursuant to the Offer to Purchase and the related letter of transmittal dated March 15, 2018 (as may be amended or supplemented from time to time, the “Letter of Transmittal”), which set forth in more detail the terms and conditions of the Tender Offers.

PGF has engaged BB Securities Limited, BTG Pactual US Capital, LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, MUFG Securities Americas Inc., and Santander Investment Securities Inc. to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Global Bondholder Services Corporation is acting as the depositary and information agent for the Tender Offers.

The Tender Offers are not being made to holders of Notes in any jurisdiction in which PGF is aware that the making of the Tender Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the respective Tender Offers will be deemed to be made on PGF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Tender Offers may be directed to BB Securities Limited at +44 (20) 7367-5803, BTG Pactual US Capital, LLC at +1 (212) 293-4600, HSBC Securities (USA) Inc. at +1 (888) HSBC-4LM, J.P. Morgan Securities LLC at +1 (866) 846-2874, Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (888) 292-0070, MUFG Securities Americas Inc. at +1 (877) 744-4532 and Santander Investment Securities Inc. at +1 (855) 404-3636. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and related documents may be directed to Global Bondholder Services Corporation at +1 (866)-470-3900 (toll-free).

Neither the Offer to Purchase nor any documents related to the Tender Offers have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

This communication and any other documents or materials relating to the Tender Offers have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply. This communication is only being made to those persons in the United Kingdom (i) falling within the definition of investment professionals

(as defined in Article 19(5) Financial Promotion Order, (ii) falling within Article 43 of the Financial Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate), or (iii) to whom it may otherwise lawfully be communicated by virtue of an exemption to section 21(1) of the FSMA or otherwise in circumstances where it does not apply (all such persons together being referred to as “Relevant Persons”). This communication is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. The distribution of this communication may be restricted by law. Persons into whose possession this communication comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated March 15, 2018, relating to the tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager